Exhibit 99.6


                                 SCHEDULE 10

           Schedule 10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Tomkins plc

Full Issuer Name:
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:


Amendment:
No

Headline:
Holding in company




Schedule 10 - Notification of Major Interests in Shares

1   Name of company:
    Tomkins plc

2   Name of shareholder having a major interest:
    Barclays PLC

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
    Not notified

5   Number of shares/amount of stock acquired:
    Not applicable

6   Percentage of issued class:
    Not applicable

7   Number of shares/amount of stock disposed:
    Not notified (see additional info.)

8   Percentage of issued class:
    Not notified

9   Class of security:
    Ordinary shares of 5p each

10  Date of transaction:
    Not notified

11  Date company informed:
    16 September 2002

12  Total holding following this notification:
    Not notified (see additional info.)

13 Total percentage holding of issued class following this notification: Not notified (see additional info.)

14  Contact name for queries:
    Denise Burton


15  Contact telephone number:
    020-8871-4544

16  Name of company official responsible for making notification:
    Denise Burton
    Deputy Company Secretary

17  Date of notification:
    16 September 2002





Additional Information:

The shareholder's interest has ceased to be notifiable as it has decreased to below 3%.